16021757

SSION

SEC Mail Processing Section

AUG 10 2016

Washington DC 412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Center, Inc

OFFICIAL USE ONLY
013971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E Street

(No. and Street)

Chula Vista	CA	91910-2942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E Biddle, President and CEO (619) 426-3550

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson

(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd.	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2016 AUG 10 PM 12:10 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E Biddle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Center, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President and CEO

Title

Notary Public

STACEY L. KEEFER
COMM. #2021592
Notary Public - California
San Diego County
My Comm. Expires May 22, 2017
NR01

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES CENTER, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have audited the accompanying statement of financial condition of The Securities Center, Inc. as of June 30, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of The Securities Center, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Center, Inc. as of June 30, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of The Securities Center, Inc.'s financial statements. The supplemental information is the responsibility of The Securities Center, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 3, 2016

THE SECURITIES CENTER, INC.

Statement of Financial Condition

June 30, 2016

ASSETS

Cash and cash equivalents	$ 63,091
Marketable securities, at fair value	127,841
Commissions receivable	85,059
Prepaid income taxes	3,287
Total Assets	$279,278

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 8,045
Commissions payable	57,811
Payroll taxes payable	482
Total liabilities	66,338
Stockholder's equity	
Common stock; no par value 100,000 shares authorized; 30,000 shares issued and outstanding	110,972
Paid-in capital	15,960
Retained earnings	86,009
Total stockholder's equity	212,941
Total liabilities and stockholder's equity	$279,278

See accompanying notes to financial statements and independent registered public accounting firms report

THE SECURITIES CENTER, INC.

Statement of Income

For The Year Ended June 30, 2016

Revenues	
Commissions and fees	$1,186,259
Net realized investment income	1,978
Net unrealized investment income	9,425
Interest and dividends	1,374
Rental and other income	4,831
Total revenues	1,203,867
Expenses	
Commissions	663,827
Compensation and benefits	313,393
Clearing charges	101,472
Rent and utilities	29,840
Outside services	21,250
Dues and subscriptions	18,465
Advertising and promotion	9,991
Office	6,898
Telephone and postage	6,628
Regulatory fees	14,959
Insurance	3,138
Travel and entertainment	6,136
Total expenses	1,195,997
Net income before income taxes	7,870
State franchise tax expense	(800)
Net income	$ 7,070

See accompanying notes to financial statements and independent registered public accounting firms report

THE SECURITIES CENTER, INC.

Statement of Changes in Stockholder's Equity

For The Year Ended June 30, 2016

	Common Stock		*Paid-in*	*Retained*	*Total*
	Shares	*Amount*	*Capital*	*Earnings*	*Retained Earnings*
Balance, beginning of year	30,000	$110,972	$15,960	$78,939	$205,871
Net income	-	-	-	7,070	7,070
Balance, end of year	30,000	$110,972	$15,960	$86,009	$212,941

See accompanying notes to financial statements
and independent registered public accounting firms report

THE SECURITIES CENTER, INC.

Statement of Cash Flows

For The Year Ended June 30, 2016

Cash flows from operating activities	
Net income	$ 7,070
Adjustments to reconcile net income to net cash used in operating activities	
Net investment income	(11,403)
Changes in operating assets and liabilities	
Commissions receivable	12,621
Prepaid – other	3,577
Accounts payable	(28,786)
Net cash used in operating activities	(16,921)
Cash flows from investing activities	
Purchases of marketable securities	(22,018)
Proceeds from sale of marketable securities	62,104
Net cash provided by investing activities	40,086
Net increase in cash and cash equivalents	23,165
Cash and cash equivalents	
Beginning of year	39,926
End of year	$ 63,091
Supplemental disclosure of cash flow information	
Income taxes paid	$ 800
Interest paid	$ 0

See accompanying notes to financial statements and independent registered public accounting firms report

THE SECURITIES CENTER, INC.

Notes to Financial Statements
June 30, 2016

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. The Securities Center, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The company clears through Wedbush Securities, Inc. and has a clearing deposit of $25,000 at June 30, 2016.

Basis of Accounting. The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents. For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

The Company records its marketable securities transactions on a trade-date basis. Realized gains or losses are recorded upon disposition of investments and are calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. Other changes in the valuation of marketable securities held at the date of the financial statements are included as net investment income (loss) in the statements of operations. Dividend income and expense is recorded on the ex-dividend date and interest income and expense is recorded on the accrual basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the date of the statement of financial condition using the current tax laws and rates in effect.

The Company is potentially subject to income tax examinations by major taxing authorities during the tax year ends June 30, 2013 to 2015. The Company's management believes that there are no significant uncertain tax positions taken by the Company.

The Company has elected to carryforward its $24,000 (federal) and $22,000 (California) net operating losses for the tax year ended June 30, 2016. They will expire in 2035. The Company also has $30,000 in capital loss carryforwards that begin to expire in 2016.

See accompanying independent registered public accounting firm's report.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2016.

Marketable Securities. The Company's marketable securities are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements on marketable securities.

Other Financial Instruments. Management believes that the carrying values of other financial instruments, including cash equivalents, receivables, and accounts payable and accrued liabilities, reflected in the statement of financial condition at June 30, 2016 reasonably approximate their fair values.

Subsequent Events. The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. FAIR VALUE OF MARKETABLE SECURTIES

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

2. FAIR VALUE OF MARKETABLE SECURTIES (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities and mutual funds (marketable securities): Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's marketable securities at fair value as of June 30, 2016:

	Level 1	*Level 2*	*Level3*	*Total*
Equity Securities (FMV)	$ 97,957	$ -	$ -	$ 97,957
Mutual funds (FMV)	29,884	-	-	29,884
Equity Securities (original cost)	$119,015	$ -	$ -	$119,015
Mutual funds (original cost)	19,729	-	-	19,729

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2016 was 0.35 to 1. The basic concept of the requirement is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2016, the Company had net capital of $189,543 which was $184,543 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

See accompanying independent registered public accounting firm's report.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitment. The Company leases its facilities on a short-term basis. Rent expense was $22,200 for the year ended June 30, 2016.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2016, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

6. EMPLOYEE BENEFIT – SEP IRA

The Company has established a simplified employee pension – individual retirement accounts contribution agreement ("SEP-IRA") for eligible employees. Eligibility begins after an employee has attained age twenty-one and has three years of service during the immediately preceding five years. Under the arrangement, the amount of the employer's contribution is discretionary and is determined by the Company each year. During the year ended June 30, 2016, the employer contribution made to the SEP-IRA accounts was $35,095.

*****

THE SECURITIES CENTER, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2016

Total stockholder's equity	$212,941
Less non-allowable assets – prepaid expenses	3,287
Net capital before charges on security positions	209,654
Less charges on security positions	
Securities owned	20,111
Undue concentration	0
Net capital	$189,543
Total aggregate indebtedness	$ 66,338
Ratio of aggregate indebtedness to net capital	0.35
Minimum net capital required	$ 5,000

Note: *The difference of $3,287 between the net capital reported above and the net capital originally reported on Form FOCUS X-17A-5 Part IIA as of June 30, 2016 is due to reclassification of non-allowable expenses.*

See accompanying independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2016, and reconciliation to that calculation is not included herein.

See accompanying independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

See accompanying independent registered public accounting firm's report.

Assertions Regarding Exemption Provisions

We, as directors of management of The Securities Center, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2015 through June 30, 2016.

The Securities Center, Inc.

By:

James E. Siddle Pres & CEO

(Name and Title)

August 3, 2016

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) The Securities Center, Inc, identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Securities Center, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) The Securities Center, Inc., stated that The Securities Center, Inc, met the identified exemption provision throughout the most recent fiscal year without exception. The Securities Center, Inc's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about The Securities Center, Inc's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 3, 2016